UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 12-31-2010

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

[Signature]	London, U.K. [City, State]	02-09-2011 [Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 19

Form 13F Information Table Value Total: 219,553
                                                (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	19,005	247,778	SH		SOLE		247,778		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	14,557	549,735	SH		SOLE		549,735		
CF INDS HLDGS INC	COM	125269 10 0	23,757	175,780	SH		SOLE		175,780		
CHECKPOINT SYS INC	COM	162825 10 3	13,783	297,944	SH		SOLE		297,944		
CHUNGHWA TELECOM CO LTD	SPON ADR NEW10	17133Q 10 6	367	14,500	SH		SOLE		14,500		
COTT CORP QUE	COM	22163N 10 6	10,650	1,182,072	SH		SOLE		1,182,072		
GOLDCORP INC NEW	COM	380956 40 9	9,334	202,996	SH		SOLE		202,996		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	14,126	295,162	SH		SOLE		295,162		
KIMBERLY CLARK CORP	COM	494368 10 3	266	4,214	SH		SOLE		4,214		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	10,735	514,371	SH		SOLE		514,371		
MONSANTO CO NEW	COM	61166W 10 1	12,175	174,822	SH		SOLE		174,822		
NEWMONT MINING CORP	COM	651639 10 6	8,783	142,971	SH		SOLE		142,971		
PFIZER INC	COM	717081 10 3	507	28,980	SH		SOLE		28,980		
SARA LEE CORP	COM	803111 10 3	24,463	1,397,060	SH		SOLE		1,397,060		
SHAW GROUP INC	COM	820280 10 5	17,154	501,137	SH		SOLE		501,137		
SK TELECOM LTD	SPONSORED ADR	78440P 10 8	7,983	428,500	SH		SOLE		428,500		
VARIAN MED SYS INC	COM	92220P 10 5	15,375	221,929	SH		SOLE		221,929		
WD-40 CO	COM	929236 10 7	153	3,800	SH		SOLE		3,800		
YAMANA GOLD INC	COM	98462Y 10 0	16,382	1,279,809	SH		SOLE		1,279,809		